Contact

www.linkedin.com/in/mbennett8
(LinkedIn)

Top Skills

Consulting
Leadership Development
Project Management

Certifications

CPA - State of Colorado, inactive

Michael Bennett

Professional CFO, experienced in USA and Asia as a CFO raising
funds, taking firms IPO and Corp Gov.
Irvine, California, United States

Summary

My focus has been on leading edge tech companies, especially in
medical related early stage firms. With 30+ years of professional
and key roles, I am looking to sit on several Boards to share my
knowledge and assist these firms achieve. And, to assist companies
as interim (change) CFO and to raise funds for growth firms.

Contact Info:
bennett.michael123@yahoo.com

949-619-5230

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Experience

Paladin Power Inc
Acting Chief Financial Officer
January 2024 - Present (3 months)
Carlsbad, California, United States

Manufacturer of battery power system designed to power residential and
commercial facilities. The company's product uses a proprietary stacking
system and scalable inverters that require no wiring for adding additional
capacity,

Pharmaceutical
Chairman, Audit Committee--Board of Directors
January 2007 - Present (17 years 3 months)
Haikou, Hainan, China

Provided valuable guidance and expertise for over 15 years..

Collaborated with Chinese and US FDA regulators to ensure regulatory
compliance and smooth operations to GMP standards for both wet and dry
pharmaceuticals.

Adapted to changing market conditions and implemented strategies to remain competitive and meet customer demands.

The Chinese government's price controls on pharmaceuticals has created many problems for the industry with major shake-out of many firms such as CPHI. In response, we have aggressively cut overhead and have diversified products lines and segmented our focus.

And, navigating through legal and financial challenges, including the funding, construction and completion of a 300,000sqft GMP facility, expanding operations from the original 100,000sqft facility

Manufacturing and processing of pharmaceuticals. GMP--dry and wet.

远景凯博 Prescient Crossborder
7 years 10 months

Partner
May 2018 - Present (5 years 11 months)
Shenzhen, Guangdong, China & Orange County, California

Having survived the Covid travel restrictions on China, we are now aggressively seeking to expand our consulting, and fundraising for diverse projects across multiple industries and geographic regions.

Specializing in working with AI and medical technology companies in the pre-IPO, IPO& post stages. driving their growth and success.

Specialized in working with leading medical technology companies in the pre-IPO and post-IPO stages, driving their growth and success. Focused on supporting the geriatric community in China and ASEAN, aiming to enhance the quality of life and promote longevity.

Chief Financial Officer
June 2016 - September 2021 (5 years 4 months)

(AIM) Advanced International Medical, Inc.
Independent -- Director of Asia Pacific Business Development
May 2021 - April 2023 (2 years)
USA and Asia

I am assisting in securing funding and market for this patented product.

Patented stem cell processes and products to improve the patient's quality of life, regeneration, and reduce symptoms of aging.

Focused on early detection using next generation RNA sequencing. Cooperative effort between renown scientists and major universities in the U.S. and PRC.

Regenerative medicine banking with Autologous rFib and single cell transcriptome analysis. Unique, Safe and Efficacious.

Swiss Capital Group, Pty Ltd. (Sydney)
Member Board Of Directors
May 2010 - April 2023 (13 years)

Swiss Capital Group is a leading investment bank with multi-family office capabilities in Asia and China. Swiss Capital Group Pty Ltd, a Sydney-based subsidiary, is poised to be a leading Australian small and mid-market corporate adviser to Australia and mainland China businesses. We apply our expertise, extensive contacts and professionalism to deliver best-practice, objective advice in the following disciplines:

Public market M&A
Private treaty M&A
Equity capital markets
Capital management and restructuring
Corporate and strategic advice

Tanzhou Education and Technology Inc.
Director
November 2019 - November 2021 (2 years 1 month)
Changsha, Hunan, China

Held the position of Director of International Business Development at TanZhou Education, a leading open-ended full-category online education platform in China specializing in live-broadcast teaching services.

The company has over 3,000 teachers and support staff, driving the company's global expansion efforts and preparing for future fundraising initiatives and an eventual IPO. With a diverse range of 40 training categories, with over 200 live-broadcasted courses conducted daily. These courses encompassed a wide array of subjects, including Taobao skills, languages, design, programming, SEO, agriculture, film and television production, and more.

Bonita Healthcare
Chairman Of The Board
November 2018 - November 2020 (2 years 1 month)
Texas, USA

The focus of Bonita is to purchase and consolidate businesses in the home healthcare and related. Our mission is :
* to add leading edge technology to improve quality of care/life ;
* to consolidate and bring structure to a fragmented industry;
* to aggressively expand and brand throughout the Southwest USA;
* and to provide exceptional return to Bonita stockholders/investors.

BNICC
Managing Partner
May 2004 - May 2008 (4 years 1 month)
Consulting company, raising funds and improving corporate governance for Chinese companies.

California State University, Fullerton,   Chapman University, Chaminade University
University Lecturer
August 1998 - June 2004 (5 years 11 months)
California and Hawaii

Professor and Lecturer

California State University at Fullerton (accounting and audit)

Chapman University, Orange, California (graduate finance, accounting and audit)

University of Hawaii, Oahu, Hawaii (basic law, accounting and tax):

Chaminade of Honolulu, Oahu, Hawaii (accounting, tax and audit):

Various: Gerbel and Butzbauch, CPAs, National Auto Club, Argonaut
CPA, Vice President of Finance and CFO
1985 - 1990 (5 years)
USA

CFO and Board Member– Argonaut Computers
Southern California based "information controller" equipment manufacturer and leasing company for same.

Vice President of Finance and Board Member - National Automobile Club
California membership (2+million) firm offering; towing, travel agency and related.

CPA – Gerbel & Butzbaugh CPAs
Performed audits and MAS. Passed the CPA exam on the first attempt.

CPA- license through the State of Colorado (inactive).

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Education

Michigan State University
Bachelor's degree, Accounting/Finance

Michigan State University
Master of Business Administration (MBA)